

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CATERPILLAR®

FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 25, 2008

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768 (Commission File Number)	37-0602744 (IRS Employer Identification No.)
100 NE Adams Street, Peoria, Illinois (Address of principal executive offices)	61629 (Zip Code)

Registrant's telephone number, including area code: (309) 675-1000

Former name or former address, if changed since last report: N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

- ☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
- ☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 230.425)
- ☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
- ☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

* *

Item 7.01. Regulation FD Disclosure.

The following information, including the exhibit described below, shall not be deemed "filed" hereunder for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On January 25, 2008, Caterpillar Inc. held an analyst conference call regarding the fourth-quarter 2007 financial results. A copy of the conference call transcript is attached and furnished as Exhibit 99.1 to this Form 8-K report and is incorporated herein by reference. The furnishing of the transcript is not intended to constitute a representation that such furnishing is required by Regulation FD or that the transcript includes material investor information that is not otherwise publicly available. In addition, the Registrant does not assume any obligation to update such information in the future.

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits:

99.1 January 25, 2008 Conference Call Transcript – 4th Quarter 2007

* *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

January 25, 2008   By: */s/ James B. Buda*
                                                                James B. Buda
                                                                Vice President

Exhibit 99.1

Conference Call Transcript

CAT - Q4 and Full Year 2007 Caterpillar Inc. Earnings Call

Event Date/Time: Jan. 25. 2008 / 11:00AM ET

C O R P O R A T E   P A R T I C I P A N T S

Mike DeWalt
Caterpillar Inc. - IR

Doug Oberhelman
Caterpillar Inc. - Group President

Ed Rapp
Caterpillar Inc. - Group President

Dave Burritt
Caterpillar Inc. – Chief Financial Officer, Vice President

C O N F E R E N C E   C A L L   P A R T I C I P A N T S

Jamie Cook
Credit Suisse - Analyst

Andy Casey
Wachovia Capital Markets - Analyst

Daniel Dowd
Sanford Bernstein - Analyst

Mark Koznarek
Cleveland Research - Analyst

David Raso
Citigroup - Analyst

Rob Wertheimer
Morgan Stanley - Analyst

Robert McCarthy
Robert W. Baird - Analyst

Andrew Obin
Merrill Lynch - Analyst

Barry Bannister
Stifel Nicolaus - Analyst

Ann Duignan
Bear Stearns - Analyst

Charlie Rentschler
Wall Street Access - Analyst

Eli Lustgarten
Longbow Research - Analyst

Alex Blanton
Ingalls & Snyder - Analyst

P R E S E N T A T I O N

Operator

Good morning, ladies and gentlemen. Welcome to the Caterpillar fourth-quarter 2007 earnings results conference call. At this time, all lines have been placed on a listen-only mode. We will open the floor for your questions and comments following the presentation.

It is now my pleasure to turn the floor over to your host, Mike DeWalt, Director of Investor Relations. Sir, the floor is yours.

Mike DeWalt *- Caterpillar Inc. - IR*

Good morning, everybody, and welcome to Caterpillar's year-end earnings conference call. I am Mike DeWalt, the Director of Investor Relations, and I am pleased to have with me today two Group Presidents, Doug Oberhelman and Ed Rapp, and our CFO Dave Burritt. Jim Owens, our Chairman and CEO, is a participant at the World Economic Forum in Davos, Switzerland, today and isn't with us. But he does look forward to talking with you at our analysts meeting at CONEXPO in Las Vegas on March 11.

Just a reminder, this call is copyrighted by Caterpillar Inc. Any use, recording, or transmission of any portion of this call without the express written consent of Caterpillar is strictly prohibited. If you would like a copy of today's call transcript, you can go to the SEC filings area of the Investor Section of our cat.com website, or to the SEC's website where it will be filed as an 8-K.

In addition, certain information relating to projections of our results that we will be discussing today is forward-looking and involves risks, uncertainties, and assumptions that could cause actual results to materially differ from the forward-looking information. A discussion of some of the factors that individually or in the aggregate we believe could make our actual results differ materially from our projections can be found in our cautionary statements under Item 1A, Business Risk Factors, of our Form 10-K filed with the SEC in February of 2007.

Earlier this morning, we reported fourth-quarter and full-year 2007 results. I think the headline of our release was very positive and it did a great job of summing up the essence of what has happened over the past year and what we expect in 2008. It read -- Global Strength Powers Caterpillar to Record Sales and Profit. Company Reaffirms 2008 Outlook for Another Record Year of Sales and Profit.

I will summarize the quarter, the year, and our outlook for 2008 in just a minute. But the big points are these. The fourth quarter was the best ever of any quarter for sales and revenues. In terms of profit, it was our best fourth quarter ever. 2007, the year, was our fifth consecutive record of sales and revenues; and our fourth consecutive year of record profit. Machinery and Engines operating cash flow increased in 2007 about $800 million to $5.4 billion. And we're maintaining our positive outlook for 2008 and are expecting another year of improvements and new record results.

With that, let's get into the fourth-quarter numbers. Sales and revenues in the fourth quarter were $12.144 billion, and that is an increase of over $1 billion or about 10% from the fourth quarter of 2006. Profit per share was $1.50, and that is up $0.18 from Q4 of 2006.

Again, the fourth quarter was our best sales and revenues quarter ever and our first to exceed $12 billion in sales and revenues. And it was up 6% from the third quarter, which was the previous record.

A couple of points about sales and revenues in the quarter. First, unlike the first half of 2007, this comparison is apples-to-apples with Progress Rail. We acquired Progress Rail in mid-June of 2006, and it was included in our third- and fourth-quarter results in '06.

It was a great quarter for sales and revenues with growth driven by continued and significant strength in sales outside North America, and continued strength in a number of key global end markets like mining, oil and gas, electric power generation, marine, and industrial engine applications.

In fact, sales and revenues increased 34% in the Europe, Africa, Middle East region; 36% in Asia-Pacific; and 17% in Latin America. On the other hand, sales and revenues in North America were down 11%. Interestingly, this quarter-over-quarter change by region is remarkably consistent with what we saw in Q3.

From an end-market standpoint, inside North America it was a weak picture for many of the industries we serve. US housing was down significantly; nonresidential construction was weak; and on-highway truck engines were down substantially from last year's very huge fourth quarter. From an end-market perspective outside the United States, almost everything was up. Some end markets, like mining and oil and gas, are booming.

The sales story, though, was more than volume. Price realization also improved and was up $392 million compared with the fourth quarter of 2006. A weaker dollar in the fourth quarter versus the fourth quarter last year was positive $334 million for sales.

To cap off this quick review of fourth-quarter sales, it is important to summarize what happened to dealer inventories. Overall, dealer machine inventories were about flat in the fourth quarter. No region had an increase or decrease of over $40 million from the end of the third quarter; and in total, for all regions the change was less than $50 million. The bottom line is that dealer inventory changes did not have much of an impact on the fourth quarter of 2007. However, if you go back to the fourth quarter of 2006, dealer inventories were up a little in an order of magnitude of about $200 million.

Okay, let's turn to fourth-quarter profit. Profit per share was $1.50. That is $0.18 a share ahead of Q4 2006 and, again, our best fourth quarter ever and our second-best all-time quarter.

The improvement versus last year was largely a result of the $392 million of price realization and the impact of higher physical sales volume. Those improvements were partially offset by higher core operating costs of $296 million.

The core operating cost increase was primarily related to manufacturing costs, and it was in three major buckets -- efficiency, material costs, and higher depreciation.

The impact of currency on our operating profit was also negative in the quarter $24 million. What that $24 million reflects is that our sales were benefited $334 million, but operating costs were up $358 million as a result of currency changes. Operating profit as a percent of sales was hurt about a half a percentage point as a result.

Okay, that is a quick summary of the quarter. Let's move on to the year.

Without a doubt, 2007 was a remarkable year for Caterpillar. US economic growth was weak. The US housing industry essentially collapsed. The on-highway truck engines business suffered a dramatic decline, and the word dramatic doesn't really cover it. Coal mining activity in the United States declined as a result of weak coal prices and abundant inventory. And our machine sales to the coal fields dropped significantly.

As a result of this rather gloomy picture, dealer sales in North America were down double digits in 2007. On top of the decline in dealer sales, Caterpillar sales of new machines and engines were down even further, as our dealers in North America shed $1.1 billion of machine inventory during the year.

As I look back, I cannot think of a time in my 27 years with this Company that I could rattle off a list of negatives like that about business in the United States, and follow it with the statement -- we're pleased to report record sales and revenues and record profit for the year.

2007 demonstrates a lot of what we have been saying now for a long time. We have an increasingly diverse international business. In fact, about 60% of our sales and revenues were outside North America in the fourth quarter. Remember, in our categorization of North America, that includes Canada; and if you were just looking at the United States, the number would be closer to 70% than 60%.

From an employment perspective, 2007 was the first time in our history when we had more employees outside the United States than inside.

From an end-market perspective, we are very diverse. Housing, nonresidential building, infrastructure, mining, waste, energy, electric power, marine, and the list goes on. Let me give just one example that illustrates that diverse end-market point.

Who would have thought that in a year when on-highway truck engines were down so dramatically that we would be reporting record levels of operating profit for our collective engine business? And, integrated service businesses are an increasing piece of Caterpillar. That has helped stabilize sales and profit even in North America.

Our total sales in North America were down 11% in 2007. That is an overall drop that is quite a bit less than our sales of new machines and engines in North America.

Okay, the numbers for this remarkable year. Sales and revenues of just about $45 billion. That is up 8% from last year, 2006, and 123% over the past five years. Profit per share was $5.37, up $0.20 from '06, and up 367% over the past five years.

That is positive news, but we did have our challenges in 2007. While physical sales volume was up modestly, it certainly was not uniform throughout the Company. We were operating well below capacity at our engine facilities that make on-highway truck engines, and that hurt efficiency. We were down at our US factories that make small and compact machines for North America, and that hurt efficiency.

On the flip side of that, we were and still are very tight on large machines and engines, where demand is high and the backlog is long. We worked hard to get incremental production up in 2007. That, coupled with a very tight supply chain in general, didn't help efficiency.

In total, core operating costs were up $1.2 billion, with virtually all of the increase related to cost of goods sold. SG&A and R&D spending were very well managed in 2007 and were about flat with 2006, despite inflationary pressures and higher volume. Manufacturing cost increased as a

result of unfavorable factory efficiency, higher material cost that increased just under 1.5%, lower than inflation but higher than we expected when we started the year.

As in most of the economy, we experienced wage and benefit cost inflation. Warranty costs were higher, largely a result of the number of new products we have introduced. And depreciation was up, a result of increasing CapEx.

I started this discussion with the point that 2007 was a remarkable year; and while we have had our challenges, overall it was very positive. Price realization improves over $900 million in a very tough pricing environment. Progress Rail added almost $800 million in sales. Physical sales volume excluding Progress Rail was up about $0.5 billion. Currency impacts added $900 million to sales.

Financial Products revenues were up almost $350 million. Machinery and Engines operating cash flow was $5.4 billion, up $833 million from 2006.

We raised the quarterly dividend in 2007 20%. We repurchased over 33 million shares of Caterpillar stock with a net reduction in shares outstanding at year end of almost 22 million shares.

We spent $1.7 billion in our Machinery and Engines businesses on capital expenditures, much of it to increase capacity.

And we ended the year with a very strong financial position. Our Machinery and Engines debt-to-capital ratio was 31.2%, and that is down from 38.6% at the end of '06 and our lowest debt-to-cap ratio in 20 years.

Let's turn to the 2008 outlook. In this morning's release, we were very pleased in these uncertain times to reaffirm our outlook for 2008. We expect sales and revenues to be up 5% to 10% and profit per share to be up 5% to 15% from 2007.

Earlier, I said that 2007 was a remarkable year, and it certainly was. But our outlook for 2008 reflects what is possibly even a more remarkable year. The decline in the US economy continues, and our forecast of full-year GDP growth is just 1%. US housing should continue its slide, and the on-highway truck market should get a little better but not back to anything that you would consider normal.

But, we would expect continued growth throughout most of the rest of the world, albeit at a slower rate than 2007. We are starting the year with a record order backlog that is up more than 20% from the end of 2006.

And I am not giving guidance for 2009, but it is possible that 2008 could be the bottom of the North American machinery cycle. If we continue this decline, as is included in our 2008 outlook, this decline will have lasted around two and a half years, starting in the second quarter of 2006. With the interest rate cuts that the Fed has already made and our expectation that there are more rate cuts to come, and presuming that the US government implements a timely stimulus plan, it is possible that after more than two years of decline, that 2008 could be the bottom of this North American machinery cycle.

The idea that Caterpillar is expecting higher sales and profit and a record year at what could be the bottom of a North American machinery cycle -- well, to those of you that have followed us for a long time know that is truly remarkable.

Let me quickly summarize the pluses and minuses for 2008, and then we will get to the Q&A. In terms of the top line, North America, we're looking for flat to up 5% in terms of top line. I know

that may sound very bullish at first glance; but remember, dealers took out $1.1 billion of inventory last year.

We're expecting a little improvement in on-highway truck engines sales. We expect sales to coal mining to be up coming off a very depressed 2007. Sales in Canada, particularly the oil sands, should continue to improve. Sales related to metals mining and oil and gas in general should still be in good shape.

Outside North America, the picture still looks good, with sales up 5% to 10% in Europe, Africa, Middle East; 10% to 15% in Latin America; and 10% to 15% in Asia-Pacific. That is good growth, to be sure, but at a slower rate than 2007.

For profit, we're expecting an increase in EPS of 5% to 15%. The key positive profit drivers are better price realization and sales volume, somewhat offset by higher costs.

We expect core operating costs to be up 2% to 2.5% in 2008, but with a little different profile than 2007. We expect that SG&A and R&D costs will rise in 2008; and remember in 2007 they were about flat. R&D costs are going to be up significantly as a result of work on emissions and Tier IV products begin to ramp up. After holding SG&A pretty flat and offsetting inflation in 2007, we do expect some increase in 2008. That said, we don't expect that SG&A as a percent of sales will be up.

We're forecasting material costs to increase something like 2007 -- up, but probably less than inflation. We believe that manufacturing, labor, and overhead costs will be about flat with 2007, with the impact of inflation about offset with modest operating improvements from the Cat Production System.

Okay, let's just punctuate a couple of points and then we will end here. First, more of our sales are outside the United States than are inside. We see continued growth outside the United States in 2007 [*sic*] 2008. We see a tough economic picture for 2008 in the US, but our sales in North America should still perform better than 2007. Again, that is because of the dealer inventory impact, more truck engines, better coal mining, and continued strength in the commodity-related sectors.

We're very tight on capacity and expect to increase our CapEx in 2008 to about $2.3 billion. We're very confident in the need for world infrastructure growth over the next 10 years, and we simply need more capacity.

We are starting 2008 with the highest order backlog in our history; again, up over 20% from the end of '06. We're confident in our comprehensive approach to improving operations, and that is the Cat Production System. And we expect more progress in 2008.

Our financial position and cash flow are very strong and give us great flexibility to take advantage of opportunities that may arise. In short, we have a lot we need to work on, but all in all, we're in a pretty good position.

With the growth that we think will occur in the developing world over the next decade and the need for basic infrastructure to support it, the world will need more of what we make.

Okay, that's it for the prepared remarks. We're ready to move on to the Q&A portion of the call. We want to get as many questions in as we can in the remaining 40 minutes, so please limit yourself to one question and a follow-up; and we will try and be quick on our answers.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS) Jamie Cook.

Jamie Cook *- Credit Suisse - Analyst*

Good morning. Jamie Cook from Credit Suisse. Mike, I guess my first question -- the R&D up 15% to 20% was surprising to me. You did give some color on emissions and new product introductions, but I guess can you elaborate on that increase? Should we be concerned that any of that is being used for legacy issues perhaps in other -- on the Engines side or even on the Machinery side?

Mike DeWalt *- Caterpillar Inc. - IR*

No, I think the bulk of it is really what we said in the release. We are in an environment where Tier IV-A quickly followed by Tier IV-B will be upon us in a few years. We have more spending to do on emissions. No, I think it is new products.

Doug Oberhelman *- Caterpillar Inc. - Group President*

Yes, Doug Oberhelman here, I would just like to add to that. There is virtually no material increase, if any increase, in any legacy product, specifically truck engines. We are in a major ramp-up for Tier IV around the world. We feel we want to and will nail that with technology that is better than we have ever released, and we are doing that.

In addition, we're kind of behind -- not behind necessarily, but we have been on the lower end of where we wanted to be the last few years in overall R&D. So this recognizes, with the volume opportunities we have out there the next few years, that in the various geographic regions where we want to be that we've got to do some extra things. That is really what it is.

But I want to emphasize there is virtually no -- and certainly no material increase for any legacy products of any kind.

Jamie Cook *- Credit Suisse - Analyst*

All right.

Mike DeWalt *- Caterpillar Inc. - IR*

Do you have a follow-up?

Jamie Cook *- Credit Suisse - Analyst*

Yes, my follow-up question, Mike, just in terms of disclosure on how your -- on the outlook for operating profit. You used to have the waterfall chart. In order to get to an -- in order for us to make -- you have to make a lot of assumptions, I guess, to see what your core operating costs are going to be up on a dollar basis; whereas before you disclosed that.

So why change the disclosure, especially when this has been such an issue with Cat? Should I read into that? How should we manage or how should we measure your success, I guess, on the manufacturing and supply chain side?

Mike DeWalt *- Caterpillar Inc. - IR*

Well, it is pretty easy to calculate the number. There is a definition of core operating cost in the glossary. Essentially, it is cost of goods sold, R&D, and SG&A. We normalize out the impacts of volume on variable costs and the impacts of currency.

So if you take SG&A, R&D, and cost of goods sold, and apply the 2% to 2.5% number, that will give you a pretty good idea of where we're at. If memory serves me right, I think it's in the $850 million to $1.1 billion, in that kind of range.

The reason for the change in the disclosure is really a couple of things. One, I think the waterfall implied a lot more precision on the individual elements in the outlook than there really was. What we decided to do is move to a little bit more of an explanatory mode.

In fact, if you look at our disclosure, we are talking a lot more about the individual elements and putting ranges around them, because projecting the future is not a very exact science. We actually feel a little more comfortable with ranges.

Jamie Cook *- Credit Suisse - Analyst*

All right.

Dave Burritt *- Caterpillar Inc. – Chief Financial Officer, Vice President*

Be sure on actual basis, though, we're going to continue to show those bucket charts for clarity.

Mike DeWalt *- Caterpillar Inc. - IR*

Right.

Jamie Cook *- Credit Suisse - Analyst*

All right, great. I will get back in queue. Thank you.

Operator

Andy Casey.

Andy Casey *- Wachovia Capital Markets - Analyst*

Wachovia Securities. Good morning. I guess a follow-up on Jamie's question. With the operating cost outlook to grow and 2% to 2.5% range for '08, is that kind of equally weighted first-half, second-half? I'm trying to gauge the improvement that you expect in Cat Production System.

Mike DeWalt *- Caterpillar Inc. - IR*

You know, I think improvements in the Cat Production System -- and this is kind of consistent with what we have said before. We expect some gradual improvement. So I would fully expect that second half of the year we will get more than we have in the first half.

I don't really have a forecast of operating profit by quarter. Heck, we don't even give overall guidance by quarter. So I'm going to beg off on that a little bit. But I would suggest to you that I think we will have a continuing ramp of benefits from Cat Production System.

Andy Casey *- Wachovia Capital Markets - Analyst*

Okay, thanks. Then second question, diving into the power generation piece of the business on the outlook. What are you seeing in North America? Is that kind of booked for '08? Or is there still room in the second half?

Mike DeWalt *- Caterpillar Inc. - IR*

Yes, I don't know specifically what the order backlog is on EPG for North America. But I can tell you in general the big products have -- particularly the 3500 kind of series products, the Solar big power gen products -- have pretty extended backlogs right now. So I think for almost all applications of big engines, there is a lot of impact of how much can we actually get out.

Doug Oberhelman *- Caterpillar Inc. - Group President*

I'd just add to that, at about 250 to 300 kW and up, there is no change from what we have been saying. It is a backlog. It is solid. Driven significantly by data centers and the drive for power quality.

Below 250, the smaller you go down, we had a slight slowing last year. That has come back a little bit. Some of that is housing related, I think, and nonresidential.

But generally, that is a pretty stable situation at the moment as we're looking into '08. So EPG is kind of the same story that we have been on, but maybe with a little bit different variable at the low-end.

Andy Casey - *Wachovia Capital Markets - Analyst*

Okay, thanks a lot.

Operator

Daniel Dowd.

Daniel Dowd - *Sanford Bernstein - Analyst*

Good morning. Daniel Dowd from Bernstein. Let me actually follow up on Cat Production System as well. So, the Solar business has already successfully made a transition to almost 100% pull. Obviously, that has -- I realize you don't disclose margins there; but that certainly has improved their margins, presumably pretty dramatically.

Can you talk about other places in the business where you made a lot of progress on the Cat Production System? Can you talk about some places in the business where you still have a lot of room to run?

Mike DeWalt - *Caterpillar Inc. - IR*

I will just make a couple of generalities. I think we have room to improve probably in all of our facilities, but certainly there are some that are further ahead. You use Solar as an example. We could put in Cat Brazil, we could put in Sagami and Akashi in Japan, who were facilities that were part of the blueprint for what we decided to do in the rest of the Company. So, they are farther ahead.

I think if you were to look at our large, older facilities in Europe and North America, we probably have more room to go in those facilities.

Daniel Dowd - *Sanford Bernstein - Analyst*

Okay, but let me turn to the issue of the core operating costs, particularly the operating inefficiencies category. You mentioned that new product introductions, there's going to be some of that ongoing. It strikes me that given the regulatory cycle that net new product introductions over the next several years should be relatively lower than they have been over the last several years. First of all, is that correct? And secondly --?

Mike DeWalt - *Caterpillar Inc. - IR*

Yes, that is absolutely correct. It is not that there is nothing in 2008, but if you look at the breadth and depth and risk of the 2008 introductions as compared with '05 and '06, it is very small by comparison.

So yes, I think if you look at sort of the scope of new products, Tier III is for the most part largely behind us. Tier IV-A we still have a couple of years ago before we get there.

So I think we have much more stability, at least in terms of the product in the factories and product changeovers. So that ought to be a benefit, a positive to our operating efficiency over the next few years. Yes, I think that is a good point.

Daniel Dowd *- Sanford Bernstein - Analyst*

Okay, so what we should expect is at least the operating inefficiencies category of the core operating costs should be net declining.

Mike DeWalt *- Caterpillar Inc. - IR*

Absolutely.

Daniel Dowd *- Sanford Bernstein - Analyst*

Okay.

Mike DeWalt *- Caterpillar Inc. - IR*

Thanks, Dan.

Operator

Mark Koznarek.

Mark Koznarek *- Cleveland Research - Analyst*

Good morning. Mark Koznarek at Cleveland Research. Mike, my question involves the capital spending cycle, because it is really surging this coming year. -- $2.3 billion versus $1.7 billion. Obviously, you stated why. You need capacity.

But I am wondering if this is a one-year surge; or can you describe what your entire spending bubble looks like and how much more we might expect in '09 and even '10.

Mike DeWalt *- Caterpillar Inc. - IR*

You know, I'm not going to get too far out beyond the outlook that we have. But I will say that if you go back to a few years ago, when we laid out our 2010 goals, we said $50 billion. Since then, I mean we are going to -- midpoint of our outlook isn't too far from that in 2008. And we have, I think, a better view of the sales increase going forward than we had a couple years ago.

You know, we are aggressively moving in areas like China. We're kind of out of capacity on big engines and a lot of big machines. So I think the need for capacity is there, particularly in locations where we see future growth coming.

I mean, the increase in CapEx is about 35% from this year. You know, based on our view of the future, we need it. But I am not going to get too predictive, I guess, on the future. I mean, I think there is still a lot of water to go under the bridge.

Mark Koznarek *- Cleveland Research - Analyst*

Well the follow-up to that Mike, is that you're putting up some greenfield facilities; but I imagine most of the spending is going to be in existing plants. Which means there is the probability of manufacturing disruptions as you are applying and installing all this capital.

So I am wondering, will '08 sort of be the peak of this, and we really get a benefit in your efficiencies in '09? Or is this likely to be a more extended spending cycle and the inefficiencies kind of drop away gradually?

Doug Oberhelman *- Caterpillar Inc. - Group President*

Yes, Mark, it's Doug Oberhelman here. I will take a shot at that one. You will recall all the way back to 2004, we were still in '03 and '02 and '01 and back to the previous peak in '98, we were kind of at the low end of our historical rate of CapEx to sales.

We have found through this ramp-up that we're paying the price for that in everything from machine tools that are wearing out that we put in place from the PWAF days in the '80s, to needed capacity for mining trucks and large engines and you name it.

We stepped it up in '08 to about 4.7% of sales and revenues. I think '07's number was about 3.8%. I'm not going to make a prediction either past that. But I would think that with the outlook that we have and capacity we're going to need, and our Vision 2020 and objectives past 2010, we're going to be at probably the upper ends of that range now for a little while as we go forward.

You are exactly right, a lot of this $2.3 billion in '08 is going to go in existing facilities. And that is a big piece of Cat Production System. More modern tools to really increase our efficiency within those plants. What we have found in Lafayette, as we have put the two phases of 3500 capacity increase over there, is that we have not paid any price in terms of operating efficiency as we have essentially redone that plant inside.

It is a city within a city over there right now as they add that capacity and straighten out what it is they are doing. We're ramping up those units almost every month. So we have examples where we can do that, and that is our intention.

But I really think this is a CapEx cycle like a business cycle that we're going to be stepping up to for a while.

Mark Koznarek *- Cleveland Research - Analyst*

Thanks a lot.

Operator

David Raso.

David Raso *- Citigroup - Analyst*

Citigroup. Regarding the guidance, I am just trying to think through the midpoint of your sales guidance, and making some pretty reasonable, if not conservative, assumptions below the operating profit line.

Mike DeWalt *- Caterpillar Inc. - IR*

Right.

David Raso *- Citigroup - Analyst*

It looks like you are implying -- using your $5.90 midpoint for EPS, you are implying about 40 basis points of margin improvement. Given we just came off a year where sales were up, even if you back out the Progress Rail, two quarters of benefit, sales up 6%, obviously very tough year operationally and you saw EBIT margins go down 110.

When I think through next year, only 40 basis points of improvement baked in, obviously, I can appreciate being conservative on the operational improvements story. But when it comes to the mix, obviously everything we're talking about, what is currently strong, historically has been a net positive to the margins. I am just trying to think through it.

Are we still capacity constrained? Are efforts going on thinking about '09, '10, can I no longer think of oil and gas and mining and so forth as outside the margins relative to the Company average the way we used to?

Because I'm just not figuring exactly why, coming off such a weak base of '07 margins, with that mix and that kind of revenue growth, why am I getting almost no leverage?

Mike DeWalt *- Caterpillar Inc. - IR*

A couple of things, David. A couple of things. One, if you look at about 1.5% of our sales growth next year, it is related to an average weaker dollar in '08 versus the average of 2007. So we've got about 1.5% of sales that are going to have slightly more of an impact on cost.

Kind of like this year. You know, we had about almost $1 billion impact on costs and only about a $900 million impact on sales. That brought down the margin rate, and that will be negative for the rate again next year.

Your presumptions about oil and gas and mining being good for margin, absolutely true. Those are positive.

But what we also saw and a situation that we have is that we also have a geographic mix; and that geographic mix has been negative. Our margin rates generally speaking outside the US are lower than in North America. I shouldn't say the US. We had a mix shift from a geographic standpoint in 2007, and that is likely to continue a bit, although not quite as dramatic, into 2008.

One thing that negatively impacted, I think, the '07 comparison a little more than what we have in the '08 comparison too, is price realization versus cost. I mean, it was a net negative in 2007; and it's a little bit more -- that relationship is a little bit more neutral in our outlook for 2008.

But it is a case when you think about we're adding 1.5% of sales with currency with no margin coming with it, actually not a huge volume change. We have positive mix on products, we have negative mix on geography. It is a recipe for, I think, modest improvement in operating profit.

Doug Oberhelman *- Caterpillar Inc. - Group President*

Yes, and I have got to say here, David, if -- from a broader perspective, we have got a significant amount of our end markets in very depressed state in the US. We have had in the past a lot of discussions with investors and you all about diversifying our business into services, into geographies and elsewhere that, in the event we had a downturn in the US, we would report improved earnings. I would hazard to say with you, David, if you and I and others, maybe some of our own employees sat down in 2002 or '03 and said that we would see the truck engine market where it is, the housing market where it is, nonres where it is in the US, and $100 oil, and we would report record sales and earnings in '07 and '08, nobody would have believed it. But yet here we are.

David Raso *- Citigroup - Analyst*

I appreciate that, but one thing I would take difference to, what Mike just mentioned. Your geographic mix in '08 is better than it was in '07. In '07, North America Machine and Engines were down over 12%. Given your geographic guidance, your adverse geographic mix will be less in '08 than in '07.

Mike DeWalt *- Caterpillar Inc. - IR*

Well, the amount of change year-over-year is, but we still have sales outside the US up 8% to 13%; and we have sales inside North America flat to up 5%.

David Raso *- Citigroup - Analyst*

Totally appreciate that, but given the dramatic drawdowns you were having in some production in North America in '07, the same way, for example, dealer inventory reductions are less in '08 than in '07 and that is a positive, I have to believe the hit operationally in '08.

Mike DeWalt *- Caterpillar Inc. - IR*

I agree with that.

David Raso *- Citigroup - Analyst*

(multiple speakers) of the guidance that is great, but to get 40 bps with that '08 top line would be a bit interesting.

The one last thing, your stock right now is at a free cash flow yield at almost 9%. Unless I missed it, I know the CapEx is going up $500 million to $600 million or $700 million. Have you given an operating cash flow guidance? I'm just trying to get a feel for what the stock is trading on '08 free cash flow.

Mike DeWalt - *Caterpillar Inc. - IR*

No.

David Raso - *Citigroup - Analyst*

Do you wish to?

Mike DeWalt - *Caterpillar Inc. - IR*

No.

Doug Oberhelman - *Caterpillar Inc. - Group President*

Don't think we ever have, David.

David Raso - *Citigroup - Analyst*

Thank you very much.

Operator

Rob Wertheimer.

Rob Wertheimer - *Morgan Stanley - Analyst*

Morgan Stanley. Good morning, everyone. I wanted to ask you about your pricing, which was obviously very solid in the quarter and bifurcated it into international and North America. Effectively, was there anything in particular that allowed you to take more pricing internationally? Is it just trying to normalize that geographic differential? Is it that the costs have gone up for your competitors as well as you? Or is it just the markets are hot?

Then also in North America, obviously we understand why it has been weak. It was better this quarter. What was able to pop that up?

Mike DeWalt - *Caterpillar Inc. - IR*

Yes, in fact, this is a good point. I should have brought this up, I think, in the preamble. We had an improvement in price realization quarter-over-quarter. So if you look at third versus third and fourth versus fourth, it looked like something happened in the fourth quarter.

In fact, what happened was the fourth quarter of '06 deteriorated from the third quarter of '06. If you are actually looking at absolute levels of price realization, and you were comparing -- forget about the '06 comparison. If you are just looking at fourth quarter versus third quarter, price realization actually declined slightly in our fourth quarter because of geographic mix. We had more outside.

So I think the issue and what made this fourth-quarter price realization look so good was that fourth quarter of '06 really started seeing some deterioration, particularly in North America.

Your point about price realization being better outside the US than inside the US, absolutely that is the case. Even in the fourth quarter where we had, I would say, let's say, easier comps in North America, outside North America was still quite a bit better.

In fact for the full year in North America, we got less in dollars in fact from Machines than we did in Europe, Africa, Middle East and Asia-Pacific, despite the fact that it is such a relatively speaking, a bigger market.

Rob Wertheimer *- Morgan Stanley - Analyst*

I'm sorry, that was very helpful. Can I ask a follow-up just on the materials side as it relates to pricing? You started the year in '07 looking for sort of flattish, and you got 1 up to 1.5. So I don't know whether your raw materials -- or your materials costs rather were getting worse towards the end of the year.

If that is a case, what gives you the confidence in the 1 to 1.5? Is that based on what you have already got locked in? Or is it based on sort of trend in 4Q?

Mike DeWalt *- Caterpillar Inc. - IR*

Yes, I think if you look at versus our expectations where we came into 2007, we actually had commodity prices lower then they actually turned out to be. That is sort of one impact.

We are looking for next year, just kind of based on what we have seen over the last few quarters, our discussions with suppliers, our prediction about commodity prices next year, it just looks to us like it is going to be more of the same. As this year, it could be higher. If commodity prices go down more than we think, it could be lower. But kind of based on what we know today, what we see coming through, that is what we expect.

Rob Wertheimer *- Morgan Stanley - Analyst*

Great.

Doug Oberhelman *- Caterpillar Inc. - Group President*

In retrospect, we clearly misjudged '08 by predicting flat -- I'm sorry, '07 by predicting flat material cost increases for '07. We realize that -- obviously we reported it all through the year. We have taken, I think, a little more conservative look at that for '08, and called it the 1 to 1.5.

Rob Wertheimer - Morgan Stanley - Analyst

Thanks very much.

Operator

Robert McCarthy.

Robert McCarthy - Robert W. Baird - Analyst

It's Robert W. Baird. Morning, guys. Clarification following up again on these manufacturing cost calculations. Can you give us some idea of what you are looking for in terms of an increase in depreciation and amortization in '08?

Can you give us an idea of what kind of percentage increase was represented by the $300 million material cost impact in '07?

Mike DeWalt - Caterpillar Inc. - IR

$300 million? I'm sorry. Just under 1.5%, Rob, the $300 million in '07. Our purchasing base is somewhere between $20 billion and $21 billion.

Robert McCarthy - Robert W. Baird - Analyst

Okay.

Mike DeWalt - Caterpillar Inc. - IR

I'm sorry, what was the first part of that question again?

Robert McCarthy - Robert W. Baird - Analyst

Depreciation in '08, how much of an increase?

Mike DeWalt - Caterpillar Inc. - IR

Oh, depreciation in '08, something probably a bit more than $100 million.

Robert McCarthy - Robert W. Baird - Analyst

Okay. Then I just wanted to check my understanding of this calculation. With full-year manufacturing costs up $1.225 billion, materials costs up around 300, depreciation 150, the implication then would be that inefficiencies would be the remainder, 775.

Mike DeWalt *- Caterpillar Inc. - IR*

There was higher warranty cost as well.

Robert McCarthy *- Robert W. Baird - Analyst*

Okay, is that the only other bucket that I need to adjust that number? And is this all currency neutral?

Mike DeWalt *- Caterpillar Inc. - IR*

It's all currency neutral. We were taking currency out. Actually, currency was almost $1 million [*sic*] billion. But that is taken out.

Robert McCarthy *- Robert W. Baird - Analyst*

Right, okay.

Mike DeWalt *- Caterpillar Inc. - IR*

Yes, if you adjust for warranty, which is a number we haven't actually disclosed, the rest would be a combination of, for the most part, inflation and efficiency. We did have higher labor costs per person.

Robert McCarthy *- Robert W. Baird - Analyst*

Right, okay. Thank you.

Operator

Andrew Obin.

Andrew Obin *- Merrill Lynch - Analyst*

Merrill Lynch. Just a question on the impact of Cat Production System. I appreciate the fact that it will take some time to see the impact on the margin eventually. But as I look at your cash flow for the quarter, which was pretty good, it seems like most of the improvement in the quarter was driven by changing payment terms rather than inventory reduction. If I look at a company that is so focused on lean as you are, and putting in the time and effort, I'm just surprised that it's been over a year and we're still not seeing it in the cash flow, where I would expect to see it first.

Mike DeWalt - *Caterpillar Inc. - IR*

Yes, I think, Andrew -- I think inventory performance this year has been a disappointment for us. We had expected an improvement in turns during the year that we didn't get. Although I will say, in the fourth quarter we did pretty well. Particularly near the end of the fourth quarter, inventory came down.

You know, with the Cat Production System, the consultants tell us the first thing you see is safety; then quality; and then you start seeing capacity, velocity, and cost.

We actually have an expectation that inventory turns are going to improve. We think we are doing the right things to drive that. Stability in terms of the point we talked about earlier in terms of NPI and product change should help.

Our expectation is that we're going to have an improvement in turns and inventory in 2008. But to your point, 2007 was a pretty flat year relatively speaking on turns, and we had hoped to do better.

Ed Rapp - *Caterpillar Inc. - Group President*

Yes, Andrew, and as Mike said, most people who have been down this journey -- this is Ed Rapp -- have seen it come first in safety, then in quality, then in the velocity side. We have seen some good movement in terms of safety and quality in '07.

So that is what -- that combined with the fact that we do have some facilities that are well down this path, Solar, Cat Brazil, and others, who are also seeing it in the velocity side.

So we're optimistic that it is going to come. We recognize the fact that it has not come as fast as we earlier predicted. But it is out there.

Andrew Obin - *Merrill Lynch - Analyst*

Let me ask a follow-up question. If I look at your volume metric alone, it is surprising how little volume benefit you get given your revenue growth number. Even accounting for negative business mix between North America and rest of the world, what is driving this very low operating leverage in this particular quarter? If I strip out pricing and if I strip out operating inefficiencies.

Mike DeWalt - *Caterpillar Inc. - IR*

Yes, Andrew, I tell you, we can go through the math maybe off-line. I did a quick calculation of sort of Q4, Q4 Machinery and Engines, operating pull-through. If I neutralize it for currency, I get about a 19% pull-through.

But maybe if we can talk later today, we can go through the actual numbers, what you are pulling out and which numbers you are picking up.

Andrew Obin *- Merrill Lynch - Analyst*

Okay, thank you very much.

Operator

Barry Bannister.

Barry Bannister *- Stifel Nicolaus - Analyst*

It's Barry Bannister, Stifel Nicolaus. How are you? You mentioned in your press release that Western European there was an 8% decline in housing permits. We know that Japan has been soft. Has there been any spillover from the US into the mature Western economies in terms of the slowdown?

And the second part of the question is, any progress on the Shin Cat Mitsubishi where the margins are much lower than ours and we are worried about the price being too high?

Mike DeWalt *- Caterpillar Inc. - IR*

Okay, I will start with the first. I don't know if I would call it spillover, but certainly in Western Europe it looks like housing there is certainly off from its highs. I think that is not a surprise to anybody.

Interesting point about our EAME region, though, if you look at the growth that we are expecting in EAME, more of the growth is in CIS, Africa, Middle East, where there is big infrastructure spending and commodity-related spending for mining and oil and gas.

So really, I think, we do see a weaker picture for Western Europe than we do for the entire EAME region. Another point I will just bring up, in our release, we talk about an overall growth rate for Europe; and sometimes people confuse that or think about that as euro-land.

But we also include Central Europe in our Europe numbers, so places that are outside of the euro zone. Growth in Central Europe is a bit better, so that kind of brings the average up a little bit.

On SCM, it is progressing and we would like to be in a position here pretty soon to talk about it with you in more detail. We're certainly trying very hard not to pay too much.

Barry Bannister *- Stifel Nicolaus - Analyst*

Okay. Then just a point of fact on a comment that was made earlier, for Doug. If you include the expenditure for equipment leased to others of $1.34 billion in '07 and assume the same in '08, then your consolidated capital expenditures as a percentage of consolidated revenues would be about equal to the post World War II average. So that does back up what you said about just reverting to a normal spend.

Doug Oberhelman *- Caterpillar Inc. - Group President*

It is -- you have to be a little careful with putting the Cat Financial number in there as well. Remember they're still -- that is essentially for their leasing business and their volumes are growing faster than the rest of the Company. So we would expect that and hope that and like that to go up.

Barry Bannister *- Stifel Nicolaus - Analyst*

Thanks.

Operator

Ann Duignan.

Ann Duignan *- Bear Stearns - Analyst*

Good morning. Bear Stearns. My question is around your 2010 goal. Mike, you noted that you could hit your revenue target of over $50 billion two years early, but in that context you will be about $2 to $4 short of your earnings goal. Should we expect an update on that earnings goal when we meet with Jim at CONEXPO?

Doug Oberhelman *- Caterpillar Inc. - Group President*

Yes, we will have a -- Jim is planning on a through download of the state of the business and update on 2010. We will address that. There is no implication to any changes of that today, but that will be under his speech at that time, Ann.

Ann Duignan *- Bear Stearns - Analyst*

Is it something you talk about internally in terms of -- you hit the revenue target, but not the earnings target?

Doug Oberhelman *- Caterpillar Inc. - Group President*

Well, we haven't hit the revenue target yet, nor have we hit the earnings target. Our goals are as we have said and we're pretty excited about them. So I know he is excited to give you an update at that time.

Ann Duignan *- Bear Stearns - Analyst*

Okay, then just a follow up on the gross margins going forward. If indeed your CapEx spend is going to increase significantly over the next couple of years, depreciation will also increase. Why wouldn't we expect then that structurally your gross margins will be lower going forward?

Mike DeWalt *- Caterpillar Inc. - IR*

I think you have to look at that increase in relation to our volume growth. We are talking about, order of magnitude, of about $100 million increase next year, and we do have higher sales.

So, some of the capacity we're going to get from Cat Production System and Lean. So not all of the increase in volume is going to come from higher spending on capacity.

I mean, there are so many factors that are involved, Ann, how we do on costs in the Cat Production System. But we did have, I think, below trend spending on CapEx in the early part of this decade; and it's going to be a little bit more than that for a little while.

Did you have a follow-up, Ann? I'm sorry.

Ann Duignan *- Bear Stearns - Analyst*

Yes, just a quick follow-up. Doug, you noted earlier that your R&D spend as a percent of sales is still low, I think you said, initially. But 4% of sales for R&D is -- that is well below above kind of peer average of 3% to 3.5%. What kind of normalized spend rate do you expect to have on R&D going forward?

Doug Oberhelman *- Caterpillar Inc. - Group President*

Yes, well just to clarify, that was on M&E only, not consolidated, just for everybody's benefit. That is how we tend to talk about that. We don't include Cat Financial in that.

But in the last few years, we were at the low end of a long-term historical average and now we're pushing that up, frankly. We have got lots of 2010 goals and beyond for sales around the world that frankly we don't have capacity in place for.

A classic example, and I know Jim is going to talk about this at CONEXPO is what we're doing in China and India. We were just woefully short of capacity to address that market, which today is a huge part of the potential for us in the next 10 or 15 years. So that alone will drive a significant piece, as will the modernization piece inside our existing factories as we catch up from what now is the aged machine tools in M&E from the PUF days.

Ann Duignan *- Bear Stearns - Analyst*

But normalized spend as a percent of sales, what do you think it's going to be going forward?

Mike DeWalt *- Caterpillar Inc. - IR*

On R&D?

Ann Duignan *- Bear Stearns - Analyst*

Yes.

Mike DeWalt - *Caterpillar Inc. - IR*

Last year, it was in the mid-3s. I think '08 we are looking at just under 4%. I don't know.

Doug Oberhelman - *Caterpillar Inc. - Group President*

I would say probably higher than 2007 at 3.3%, which was 3.3% I think. But we're not going to put -- 4% may be as high as it gets; but it may sustain itself in there.

Mike DeWalt - *Caterpillar Inc. - IR*

Yes, one thing on R&D, just I will make one editorializing comment. That is these emissions regulations off-highway are coming at a pretty regular rate, and that is an R&D cost driver. I mean we just got them for a big Tier III; now we're going to a big Tier IV. So they come pretty regularly.

And as opposed to the days when there were not those kinds of regulations, it is a driver.

Ed Rapp - *Caterpillar Inc. - Group President*

Yes, the thing I would add, Mike, is on Tier IV, Ann, one thing you will see a bit different -- we're going to pull some of that spend forward. Spend a lot more time upfront in terms of developing common platforms that can be leveraged across multiple product lines.

So you'll probably get more of a level spend over the period as opposed to some of the peaks toward the end of emissions like we have had in the past.

Ann Duignan - *Bear Stearns - Analyst*

Okay, that's very helpful. I appreciate it. I will get back in line. Thanks.

Operator

Charlie Rentschler.

Charlie Rentschler - *Wall Street Access - Analyst*

Wall Street Access. In view of the huge and ramping CapEx, can you give us some more definition on that, just by telling us what the two or three big projects were last year and what the two or three big projects are this year? For example, was last year 3500 Lafayette? That kind of detail.

Doug Oberhelman *- Caterpillar Inc. - Group President*

Well, that was a big piece in '07, it will be a big piece in '08 and a fairly equal piece in '09 in that example for Lafayette.

Mike DeWalt *- Caterpillar Inc. - IR*

But, Charlie, there is not any one or two jumbo items that do the whole thing. In Aurora, for example, they have been on about I think a two-year program to replace all the robotic welding capacity. So it kind of depends upon the facility you go in.

For this year, we've got greenfield sites in China coming up. We have got an engine facility starting in China. We have got a component facility in China starting. We're building a wheel loader facility in Suzhou. So you know, it is not any one or two big things. Although to Doug's point, Lafayette, that was pretty heavy spending last year and this year. But it is all over.

Charlie Rentschler *- Wall Street Access - Analyst*

My follow-up, final question, why did you bring up the question rhetorically about your position in the on-highway truck engines when you were not going to say anything about it this time?

Doug Oberhelman *- Caterpillar Inc. - Group President*

Who are you talking to, Charlie? Me?

Charlie Rentschler *- Wall Street Access - Analyst*

Either one. Doug?

Doug Oberhelman *- Caterpillar Inc. - Group President*

I am not sure, rhetorically what I said.

Charlie Rentschler *- Wall Street Access - Analyst*

No, no, no. In your press release. That you said that --.

Mike DeWalt *- Caterpillar Inc. - IR*

Oh, I see, I'm sorry, Charlie. It is -- I think the reason we do that and kind of in the Q-and-A there, is that it is a big strategic issue that is facing us right now. We need to come to a conclusion. We get asked about it all the time. But it is sort of in-process, seems to be accelerating, but we're not quite to the point yet where we can talk about it.

Charlie Rentschler - *Wall Street Access - Analyst*

Okay. Maybe at CONEXPO?

Mike DeWalt - *Caterpillar Inc. - IR*

I would sure hope so.

Charlie Rentschler - *Wall Street Access - Analyst*

Okay, thank you.

Operator

Eli Lustgarten.

Eli Lustgarten - *Longbow Research - Analyst*

Good morning -- almost good afternoon, I guess. Just a couple. One clarification and then could we go back to this cost stuff? You had $932 million of price realization, which was about $300 million under the core manufacturing costs; and your 2% pricing and core manufacturing cost suggests that you're not catching up on those numbers.

Is there an intent at all to catch up that cost price squeeze that is going on within the Corporation at this point?

Mike DeWalt - *Caterpillar Inc. - IR*

Yes, I think intent is always there. It is marketability to make it happen. We were a little underwater in 2007. You know, we had less price than we had cost. It looks like a little more balanced picture as we go forward to '08.

If we look at Q4, it was a net positive in Q4. We had 392 of price and I think about 293, if memory serves me, for costs. So, it looks to us like that situation will get a little bit better, but not a lot better in 2008.

It is still a pretty tough pricing environment out there. North America is weak. Small machines in Europe are kind of tightening up with the housing down there. So it is kind of a different picture depending upon the region and the price. And we certainly push it as far as we think we can.

Eli Lustgarten - *Longbow Research - Analyst*

It looks like what you're saying to us is you're taking the benefit improvement from the Cat Production System and putting it back into R&D, so you (inaudible) out?

Mike DeWalt - *Caterpillar Inc. - IR*

Well, I guess that is one way you could say it. We expect benefits from Cat Production System and we need to spend more on R&D. Not quite sure it is one pocket out of another, but --

Eli Lustgarten - *Longbow Research - Analyst*

Question on truck emission [giveback] have you (inaudible) given any indication whether or not you are going to be using urea on big engines at all, or you're going to be able to avoid going to SCR reduction? Is there any decision on that?

Doug Oberhelman - *Caterpillar Inc. - Group President*

Yes, Eli, by big engines, you mean the heavy-duty on-highway?

Eli Lustgarten - *Longbow Research - Analyst*

Heavy-duty on-highway and even the same assumption for Tier IV-A and IV-B. (multiple speakers) same issue.

Doug Oberhelman - *Caterpillar Inc. - Group President*

We have not talked about on-highway urea at this point in time. But we will shortly.

Mike DeWalt - *Caterpillar Inc. - IR*

Thanks, Eli. We have time for one more question then we are going to wrap it up.

Operator

Alex Blanton.

Alex Blanton - *Ingalls & Snyder - Analyst*

Good afternoon. Ingalls & Snyder. Just made it in. People have been dancing around this, I think, most of the day. But if you look at the incremental margins in the fourth quarter, they were down both -- they were poor both year-over-year, 8% on an increase in sales year-over-year, and 6% on the increase in sales quarter-over-quarter. So the gross margin is what I'm talking about. It was down 134 basis points year-over-year and 100 basis points quarter-over-quarter.

So it wasn't that you came into the quarter with the lower margins. You had something happen there, and you have touched on it before. But can we get even more specific on what was different about the fourth quarter versus the third quarter and versus a year ago?

Mike DeWalt - *Caterpillar Inc. - IR*

Yes, very quickly. Fourth quarter versus third quarter, a couple of things. Actually price realization was a little bit lower. Just fourth versus third.

Alex Blanton - *Ingalls & Snyder - Analyst*

You mentioned that before, yes.

Mike DeWalt - *Caterpillar Inc. - IR*

(multiple speakers) sequential. Geographic mix was negative. Product mix going from third to fourth was negative. Sales were up; but it was mostly new machines and engines, less of an aftermarket component. The aftermarket piece is a lot more stable. So product mix third to fourth was a little worse.

And cost actually in terms of absolute dollars, fourth quarter is kind of seasonally a high-cost quarter for us. There tends to be a run-up right at year end, and then followed by (multiple speakers).

Alex Blanton - *Ingalls & Snyder - Analyst*

In cost of goods sold?

Mike DeWalt - *Caterpillar Inc. - IR*

In all costs. Factory, period -- not so much variable labor cost, but in the period side, SG&A, R&D, factory period cost. Then we have generally a seasonally low quarter in Q1.

Alex Blanton - *Ingalls & Snyder - Analyst*

Those are all the factors?

Mike DeWalt - *Caterpillar Inc. - IR*

Off the top of my head, Alex. If you call me later, I will pull out what I have and maybe we can talk about it a little more.

Alex Blanton - *Ingalls & Snyder - Analyst*

Okay, now Robert McCarthy went over the breakdown of the $1.225 billion in costs for the year. I think you said that in the efficiency part, which would be 775 there were some other things, warranty --?

Mike DeWalt *- Caterpillar Inc. - IR*

Yes, well, I'm just saying in addition to efficiency, warranty costs were higher. And when we say efficiency, we are looking at sort of factory period costs, machine repair, rearrangement, kind of the whole bailiwick there.

Alex Blanton *- Ingalls & Snyder - Analyst*

Can we have that breakdown for the fourth quarter which was 355 in total? The same breakdown -- materials, efficiency, and depreciation?

Mike DeWalt *- Caterpillar Inc. - IR*

Yes, I think there were three main buckets, I don't remember the exact numbers, but I think it is reasonably equally divided between depreciation, material costs, and -- I said it in the preamble. I can't remember what the third item was. Oh, yes, efficiency, material costs, and depreciation.

Alex Blanton *- Ingalls & Snyder - Analyst*

Okay. Equally divided? All right.

Mike DeWalt *- Caterpillar Inc. - IR*

Roughly, Alex, roughly.

Alex Blanton *- Ingalls & Snyder - Analyst*

You had -- in the third quarter you had a table. Sales and revenue outlook, midpoint of range for 2006 and '07. I didn't see that table in the fourth quarter report for 2008.

Mike DeWalt *- Caterpillar Inc. - IR*

Yes, we replaced it with a graphic that showed percent change ranges.

Alex Blanton *- Ingalls & Snyder - Analyst*

I saw the graphic, yes; but we have to then calculate the numbers from that. Is that --?

Mike DeWalt *- Caterpillar Inc. - IR*

Sorry you have to use your calculator.

Alex Blanton *- Ingalls & Snyder - Analyst*

Okay. That was a very useful table, one of the most useful in the reports.

Mike DeWalt *- Caterpillar Inc. - IR*

Thank you very much, everybody.

Doug Oberhelman *- Caterpillar Inc. - Group President*

Doug Oberhelman, I would just like to conclude and wrap up here today. Again coming back to a point I made earlier, this Company has worked hard for really since the last trough in 2001 and '02 to get to the point where we can announce record sales and record earnings in 2007 and 2008 with what has happened to us in North America. We are pretty proud of that.

In fact, we all know that there's improvements out there before us that can take it even further beyond what we have talked about, a la our 2010 goals, which Jim will update in Las Vegas. But I think it is remarkable. It is a story we are telling our employees that just five years ago, who would have guessed where we are today in '07 and '08, with results like this, and still knowing what is before us?

So more to come, but we are just extremely pleased that we can report to our shareholders record sales and record profits with the state of the economy in the United States.

Mike DeWalt *- Caterpillar Inc. - IR*

Thank you very much.

Operator

Thank you. Ladies and gentlemen, this does conclude today's conference call. You may disconnect your phone lines at this time and have a wonderful day. Thank you for your participation.